Press Release	Source: Hesperia Holding, Inc.

Hesperia Holding, Inc. Announces Completion of $1,000,000 Line of Credit

Monday August 2, 5:30 am ET

HESPERIA, Calif., Aug. 2 /PRNewswire-FirstCall/ -- Hesperia Holding, Inc. (OTC Bulletin Board: HSPR - News) announced today the completion of an asset based credit line for $1,000,000 with Mercantile Capital, LP. HSPR intends to utilize the credit line for working capital to sustain the 33% annual growth rate the Company has averaged over the past 2 years. The Company has already received its first installment of $200,000.

Mercantile Capital, LP. is a commercial finance company located in Wynnewood, Pennsylvania. Mercantile Capital, LP. provides custom-tailored, relationship-based credit facilities and financial services, concentrating on small and mid-sized companies. Mercantile specializes in asset-based revolving lines of credit and the purchase of accounts receivable.

In addition, HSPR has been working with several other potential financing sources for capital to be used in the expansion and modernization of its Pahrump Valley Truss, Inc. division in Pahrump, Nevada.

About Hesperia Holding, Inc.,

Hesperia Holding, Inc., through its wholly owned subsidiary, Hesperia Truss Inc., designs, engineers and manufactures roof and floor trusses that serve both the residential and commercial construction industry. Hesperia Truss Inc. was founded in 1993 in Hesperia, California by Don Shimp and Mark Presgraves. The Company has since grown to annual revenue of $8.4 million in 2003. Its market area includes the fast-growing High Desert Region and Inland Empire areas of California. Hesperia Holding, Inc. currently employs approximately 105 non-union people on its five-acre facility in Hesperia, California.

Forward-Looking Statements: The statements in this press release regarding the Mercantile Capital line of credit, the Company's growth rate, future opportunities and any other effect, result or aspect of the line of credit and any other statements, which are not historical facts, are forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the Company's operations, ability of the Company to comply with the requirements of the line of credit, availability of funds under the line of credits, costs, delays, and any other difficulties related to the Company's business plan, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this news release include market conditions and those set forth in reports or documents we file from time to time with the United States Securities and Exchange Commission. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information on Hesperia Holding, Inc., visit:

www.hesperiatrussinc.com

Hesperia Holding, Inc.

9780 "E" Ave., Hesperia, Calif. 92345

For Investor Relations please call 1 760 947-1378